Exhibit 99.1

Zai Lab Appoints Valeria Fantin, Ph.D., as Chief Scientific Officer

Appointment of Industry Veteran Further Enhances Company’s Internal Discovery Capabilities and U.S. Presence

Shanghai, China and San Francisco, CA, June 3, 2019 (GLOBE NEWSWIRE) -- Zai Lab Limited (NASDAQ: ZLAB), a China and U.S.-based innovative commercial stage biopharmaceutical company, today announced the appointment of Valeria Fantin, Ph.D. as Chief Scientific Officer. Dr. Fantin will lead the Company’s internal drug discovery effort on a global basis and will be based in the Company’s U.S. Headquarters in San Francisco, reporting to Dr. Samantha Du.  Dr. Fantin joins Zai Lab from ORIC Pharmaceuticals, where she served as Chief Scientific Officer.

“Valeria is an accomplished research leader and brings more than 20 years of oncology drug discovery expertise and research experience to Zai Lab,” said Dr. Samantha Du, Zai Lab’s Founder and Chief Executive Officer. “We are advancing our internal discovery pipeline with a goal to announce one to two INDs per year starting in 2020.  Valeria is uniquely qualified to lead this endeavor and the expansion of our internal discovery capabilities.”

“I am thrilled to join Zai Lab as the Company works to further establish its drug discovery engine and advance its internal pipeline” said Dr. Fantin.  “My experience as a cancer researcher and drug discovery leader provides me the opportunity to make an immediate impact towards executing Zai Lab’s vision of building a proprietary pipeline of innovative drugs.”

Dr. Fantin is a proven leader with over two decades of industry experience in exploratory biology and oncology drug discovery and development. While at ORIC, Dr. Fantin was responsible for building the research team and establishing a pipeline targeting mechanisms of therapy resistance in cancer, including driving the GR antagonist ORIC-101 from discovery to the clinic. Before ORIC, Dr. Fantin was Vice President of Tumor Cell Biology at Pfizer, responsible for advancing small molecules and biologics from target validation to Phase 2 proof-of-concept across signaling, metabolism, epigenetics and immuno-oncology. Dr. Fantin contributed to the development of the first in class CDK4/6 inhibitor palbociclib (IBRANCE®), as well as the discovery of the brain-penetrant ALK inhibitor lorlatinib (LORBRENA®) and several compounds currently in Ph1/Ph2 studies. Prior to that, Dr. Fantin held leadership positions at Agios Pharmaceuticals where she created and advanced an exploratory program of novel cancer metabolism targets into drug discovery. She led the execution of the company’s flagship isocitrate dehydrogenase program that provided the scientific foundation for the recently FDA approved IDH2 and IDH1 inhibitors enasidenib (IDHIFA®) and ivosidenib (TIBSOVO®), respectively. Her earlier work as a researcher at Merck Research Laboratories focused on epigenetics and kinase drug discovery projects, where she contributed to the development of the first in class HDAC inhibitor vorinostat (ZOLINZA®).

Dr. Fantin completed postdoctoral training in cancer metabolism and signal transduction at Harvard Medical School and the Howard Hughes Medical Institute and earned her Ph.D. in molecular and cellular biology from Dartmouth Medical School.

About Zai Lab

Zai Lab (NASDAQ: ZLAB) is a China and U.S.-based innovative commercial stage biopharmaceutical company focused on bringing transformative medicines for cancer, autoimmune and infectious diseases to patients in China and around the world. Zai Lab’s experienced team has secured partnerships with leading global biopharma companies, generating a broad pipeline of innovative drug candidates targeting the fast-growing segments of China's pharmaceutical market and addressing unmet medical needs. Zai Lab's vision is to become a fully integrated biopharmaceutical company, discovering, developing, manufacturing and commercializing its partners' and its own products in order to impact human health worldwide.

Zai Lab Forward-Looking Statements

This press release contains statements about future expectations, plans and prospects for Zai Lab, including, without limitation, statements regarding Zai Lab’s goal to announce one to two INDs per year starting in 2020. All statements, other than statements of historical fact, included in this press release are forward-looking statements, and are identified by words such as "anticipates", “believes”, "expects", “plan” and other similar expressions. Such statements constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not statements of historical fact nor are they guarantees or assurances of future performance. Forward-looking statements are based on Zai Lab’s expectations and assumptions as of the date of this press release and are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including but not limited to (1) Zai Lab’s ability to obtain additional future funding, (2) Zai Lab’s results of clinical and pre-clinical development of its drug candidates, (3) the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approvals of Zai Lab’s drug candidates, (4) Zai Lab’s ability to generate revenue from its drug candidates, and (5) other factors discussed in Zai Lab's Annual Report on Form 20-F for the fiscal year ended December 31, 2018 and its other filings with the Securities and Exchange Commission. Zai Lab anticipates that subsequent events and developments will cause Zai Lab’s expectations and assumptions to change and undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. These forward-looking statements should not be relied upon as representing Zai Lab’s views as of any date subsequent to the date of this press release.

Contact:

Zai Lab

Billy Cho, CFO

+86 137 6151 2501

billy.cho@zailaboratory.com

Media: Nancie Steinberg / Robert Flamm

Burns McClellan, on behalf of Zai Lab

212-213-0006, ext. 318 / 364, nsteinberg@burnsmc.com / rflamm@burnsmc.com

Investors: Lee Roth

Burns McClellan, on behalf of Zai Lab

212-213-0006, ext. 331, lroth@burnsmc.com